Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Earnings:
Income before income taxes	$59,200	$139,798
Add (deduct):
Fixed charges	34,365	71,045
Capitalized interest, net of amortization	(217)	(451)
Other	73	64

Earnings available for fixed charges (a)	$93,421	$210,456

Fixed charges:
Interest expense	$25,650	$53,023
Capitalized interest and tax interest	410	748
One third of rental expense (1)	8,305	17,274

Total fixed charges (b)	$34,365	$71,045

Ratio of earnings to fixed charges (a/b)	2.72	2.96

(1)	Considered to be representative of interest factor in rental expense.